Room 4561

January 3, 2008

Mr. Vincent E. Estrada
Senior Vice President and
Chief Financial Officer
Visicu, Inc.
217 East Redwood Street
Suite 1900
Baltimore, MD 21202

      Re: Visicu, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 13, 2007
              File No. 000-51865

Dear Mr. Estrada:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                    Sincerely,

                    Mark Kronforst
                    Accounting Branch Chief